Exhibit 2.1

Agreement and Plan of Reorganization

This Agreement and Plan of Reorganization (hereinafter the "Agreement") is entered into effective as of this March 18, 2014, by and among MassRoots, Inc. a Delaware corporation (hereinafter "MassRoots"), and the owners of the outstanding shares of common stock and preferred stock of MassRoots (each individually a "MassRoots Shareholder" and collectively the “MassRoots Shareholders”) and Dutchess Opportunity Fund, II, LP, a Delaware limited partnership ( “Dutchess”). (MassRoots, the MassRoots Shareholders and Dutchess each a “Party” and collectively the “Parties”).

WHEREAS, the MassRoots Shareholders own all of the issued and outstanding common stock and preferred stock of MassRoots (the "MassRoots Common Stock" and “MassRoots Preferred Stock”) and desires to become a publicly traded entity through a self-registration process by preparing and filing a registration statement on Form S-1 (a “Registration Statement”) with the United States Securities and Exchange Commission (“SEC”); and

WHEREAS, Subsequent to the filing of the Registration Statement, MassRoots shall take appropriate steps to file, through a Market Maker, the Form 15(c)-211 with the Financial Industry Regulatory Authority (“FINRA”); and

WHEREAS, Dutchess has unique experience, knowledge and skills regarding investing in public companies; and,

WHEREAS, MassRoots desires to obtain the benefits of Dutchess' experience and know-how, and accordingly, the Company has offered to engage Dutchess to render services to MassRoots for the IPO and financing; and,

NOW THEREFORE, for the mutual consideration of the mutual promises, covenants and undertakings set forth herein and other good and valuable consideration, the legal sufficiency of which is hereby acknowledged, with the intent to be obligated legally and equitably, the parties agree as follows:

1. Plan of Reorganization.

It is hereby agreed that all of the issued and outstanding capital stock, whether common stock or preferred stock, of MassRoots shall be included in the Registration Statement. It is the intention of the parties hereto that this entire transaction qualify as a corporate reorganization under Section 368(a)(1)(B) and/or Section 351 of the Internal Revenue Code of 1986, as amended, and related or other applicable sections thereunder. To accomplish the transactions contemplated by this Agreement and the filing of the Registration Statement, the Parties to this Agreement shall execute this Agreement and the following agreements and/or documents (collectively the “Transaction Documents”):

(a)	The Debenture Registration Rights Agreement attached hereto as Exhibit 1(a) setting forth the obligations of MassRoots to take certain actions to accomplish the transactions contemplated by this Agreement (the “Debenture Agreement”);
(b)	The Debenture in the initial principal amount of up to Four Hundred Seventy Five Thousand and 00/100 ($475,000.00) attached hereto as Exhibit 1(b) (the “Debenture”);
(c)	The Subscription Agreement, together with its attachments, attached hereto as Exhibit 1(c) subscribing the holders of the convertible debentures as contemplated by this Agreement (the “Subscription Agreement”);
(d)	The Warrants attached hereto as Exhibit 1(d) granting the holders the right to purchase shares of MassRoots (the “Warrant”);
(e)	The Consulting Agreement attached hereto as Exhibit 1(e) by and between MassRoots and Duchess (the “Consulting Agreement”);
(f)	All other necessary forms, schedules, or such other documents and any and all such amendments thereto as the Parties, in their sole discretion, may deem necessary or appropriate to effectuate the intent of this Agreement.

2. Exchange of Shares.

MassRoots Shareholders agree that on the Closing Date or at the Closing as hereinafter defined, the MassRoots Common Stock and the MassRoots Preferred Stock shall be delivered to MassRoots in exchange for the IPO Shares, as defined below, as to all outstanding shares of Mass Roots current Common Stock and the MassRoots Preferred Stock, as follows:

(a)	At Closing, MassRoots, with the assistance of Dutchess, shall file all necessary documents and a Registration Statement for forty-nine million, five hundred and fifty thousand (49,550,000) shares of Common Stock (“IPO Shares”). MassRoots Shareholders, as outlined on Schedule 2(a), shall retain thirty-six million (36,000,000 shares of Common Stock in order for MassRoots’s ownership to equal seventy two and 65/100 percent (72.65%) of the total IPO Shares in such fractional amounts as set forth on Schedule 2(a).
(b)	At Closing, four million seven hundred and fifty thousand (4,750,000) IPO Shares shall be allocated for the Financing for the purpose of providing for a sufficient amount of common stock to cover common stock shares sold in the Financing as well as in the event that the Debentures are converted (as defined below).
(c)	At Closing, an additional two million three hundred and seventy-five thousand (2,375,000) IPO Shares shall be allocated for the Financing (as defined below) for the purpose of providing for a sufficient amount of common stock in the event that the Warrants are exercised.
(d)	At Closing, an additional four million fifty thousand (4,050,000) shares shall be allocated to Dutchess pursuant to the Consulting Agreement dated March 18, 2014, for the purpose of providing for a sufficient amount of common stock in the event that the warrant issued to Dutchess with an exercise price of $0.001 pursuant to the Consulting Agreement is exercised.
(e)	At Closing, an additional two million three hundred and seventy-five thousand (2,375,000) IPO Shares shall be allocated to Dutchess pursuant to the Consulting Agreement, dated March 18, 2014, for the purpose of providing for a sufficient amount of common stock in the event that the warrant issued to Dutchess with an exercise price of $0.40 pursuant to the Consulting Agreement is exercised.
(f)	Each MassRoots Shareholder shall execute this Agreement and a written consent and other necessary forms, schedules, or such other documents and any and all such amendments thereto as the Parties, in their sole discretion, may deem necessary or appropriate to effectuate the intent of this Agreement and to exchange the MassRoots Shareholder’s MassRoots Common Stock and the MassRoots Preferred Stock for IPO Shares.

3. Pre-Closing Events.

The Closing is subject to the completion of the following:

(a)	MassRoots shall demonstrate to the reasonable satisfaction to Dutchess that it has no material assets and no liabilities contingent or fixed.
(b)	MassRoots shall be responsible for any and all expenses paid by Dutchess in advance of closing the Financing. The expenses will be reimbursed to Dutchess within two (2) days of written request by Dutchess.

4. Post-Closing Event.

(a)	Dutchess, and other investors (collectively, the “Financing Investors”) in the Financing (as defined below), shall subscribe for an aggregate of up to four hundred and seventy-five thousand dollars ($475,000) of MassRoots’ Debentures (the “Financing”) on or about March 24, 2014, subject to the completion of the Company’s PCAOB audit. As part of the Financing, the Financing Investors shall receive warrants to purchase an amount of common stock equal to fifty percent (50%) of the amount of common stock issuable upon conversion of the Financing Investors’ respective Debenture. The Financing shall be with certain “accredited investors”, as defined under Regulation D promulgated under the Securities Act; a "qualified purchaser" under the Company Act and is eligible to receive "new issues" because it is not a restricted person as contemplated under the rules of the FINRA. Of the total amount of the Financing, approximately two hundred and twenty-five thousand dollars ($225,000) shall be allocated to satisfy all reasonable public company expenses (“Pre-Effective Expenses”). Pre-Effective Expenses shall include but are not limited to legal fees, accounting fees, IR costs and other expenses of the Parties, as accrued in the period from pre-closing to effectiveness of MassRoots Registration Statement (as defined below). Any funds allocated towards Pre-Effective Expenses but not expended and any remaining funds may be used for general corporate purposes or to reduce amounts due pursuant to the Debenture.
(b)	The Debenture is convertible into the Company’s IPO Shares at ten cents ($0.10) per share, as more fully described in the Debenture.

(c)	Within one (1) day of Closing, MassRoots will satisfy the Consulting Agreement with Dutchess dated March 17, 2014 upon the terms and conditions of the Consulting Agreement, which require the issuance of a warrant to purchase up to four million fifty thousand (4,050,000) IPO Shares with an excise price of one one thousandth of a dollar ($.001) per share and a warrant to purchase up to two million three hundred and seventy-five thousand (2,375,000) IPO Shares with an excise price of forty cents ($0.40) per share.

4. Exchange of Securities.

As of the Closing Date each of the following shall occur:

(a)	All shares of MassRoots Common Stock issued prior to the Closing Date, shall be deemed, after Closing Date, to be part of the IPO Shares. The holders of such certificates previously evidencing shares of MassRoots Common Stock outstanding immediately prior to the Closing Date shall cease to have any rights with respect to such shares of MassRoots Common Stock except as otherwise provided herein or by law;
(b)	MassRoots’s hereby represents there are no outstanding options, warrants or other right(s) to purchase shares of MassRoots’ common stock issued prior to the Closing Date.
(c)	Any shares of MassRoots Common Stock or MassRoots Preferred Stock held in the treasury of MassRoots immediately prior to the Closing Date shall automatically be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto;

5. Delivery of Shares.

On or as soon as practicable after the Closing Date, MassRoots will use its best efforts to cause the MassRoots Shareholders to surrender certificates for cancellation representing their shares of MassRoots Common Stock and MassRoots Preferred Stock, against delivery of certificates representing the IPO Shares for which the shares of MassRoots Common Stock or MassRoots Preferred Stock are to be exchanged at Closing.

6. Representations of MassRoots Shareholders.

Each MassRoots Shareholder hereby represents and warrants effective this date and the Closing Date as follows:

(a)	Except as may be noted in Schedule 2(a) the MassRoots Common Stock and/or MassRoots Preferred Stock (collectively, the “MassRoots Securities”), as applicable, owned by the MassRoots Shareholders, is free from claims, liens, or other encumbrances, and at the Closing Date said MassRoots Shareholder will have good title and the unqualified right to transfer and dispose of such MassRoots Securities;
(b)	Each MassRoots Shareholder is the sole owner of his, her or its issued and outstanding MassRoots Securities as set forth in Schedule 2(a) and there are no contingent rights or vesting rights related to each respective MassRoots Shareholder’s ownership of the MassRoots Securities;
(c)	Except as set forth by the Transaction Documents, each MassRoots Shareholder has no present intent to sell or dispose of the IPO Shares and is not under a binding obligation, formal commitment, or existing plan to sell or otherwise dispose of the IPO Shares;
(d)	In addition to the restrictions set forth in Section 8, after the Closing Date, each MassRoots Shareholder understands that their respective IPO Shares are deemed “restricted” securities and may only be sold in accordance with all applicable federal and state securities laws.

7. Representations of MassRoots.

MassRoots hereby represents and warrants as follows, which warranties and representations shall also be true as of the Closing Date:

(a)	The attached Schedule 2(a) sets out the owners of record and beneficially of the issued and outstanding MassRoots Securities.

(b)	MassRoots has no outstanding or authorized capital stock, warrants, options or convertible securities other than as described in the MassRoots Financial Statements or on Schedule 7(b) attached hereto.
(c)	The unaudited financial statements for the period ended December 31, 2013 (hereinafter referred to as the "MassRoots Financial Statements") are complete and accurate and fairly present the financial condition of MassRoots as of the dates thereof and the results of its operations for the periods covered. There are no material liabilities or obligations, either fixed or contingent, not disclosed in the MassRoots Financial Statements or in any exhibit thereto or notes thereto other than contracts or obligations in the ordinary course of business; and no such contracts or obligations in the ordinary course of business constitute liens or other liabilities which materially alter the financial condition of MassRoots as reflected in the MassRoots Financial Statements. MassRoots has good title to all assets shown on the MassRoots Financial Statements subject only to dispositions and other transactions in the ordinary course of business, the disclosures set forth herein and liens and encumbrances of record. The MassRoots Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be indicated therein or in the notes thereto) and fairly present the financial position of MassRoots as of the dates thereof and the results of its operations and changes in financial position for the periods then ended.
(d)	Since the date of the MassRoots Financial Statements, there has not been any material adverse changes in the financial position of MassRoots except changes arising in the ordinary course of business, which changes will in no event materially and adversely affect the financial position of MassRoots.
(e)	MassRoots is not a party to any material pending litigation or, to its best knowledge, any governmental investigation or proceeding, not reflected in the MassRoots Financial Statements, or in Schedule 7(e), and to its best knowledge, no material litigation, claims, assessments or any governmental proceedings are threatened against MassRoots.
(f)	MassRoots is in good standing in its jurisdiction of incorporation, and is in good standing and duly qualified, to do business in each jurisdiction where required to be so qualified except where the failure to so qualify would have no Material Adverse Effect on MassRoots. MassRoots will provide a certificate of good standing from the State of Delaware.
(g)	MassRoots has (or, by the Closing Date, will have filed) all material tax, governmental and/or related forms and reports (or extensions thereof) due or required to be filed and has (or will have) paid or made adequate provisions for all taxes or assessments which have become due as of the Closing Date.
(h)	MassRoots has not materially breached any material agreement to which it is a party. MassRoots has previously given Dutchess copies or access thereto of all material contracts, commitments and/or agreements to which MassRoots is a party including all relationships or dealings with related parties or affiliates.
(i)	MassRoots has no subsidiary corporations.
(j)	MassRoots has made all material corporate financial records, minute books, and other corporate documents and records available for review to present management of Dutchess prior to the Closing Date, during reasonable business hours and on reasonable notice.
(k)	The execution of this Agreement does not materially violate or breach any material agreement or contract to which MassRoots is a party and has been duly authorized by all appropriate and necessary corporate action under the law of the State of Delaware or other applicable law and MassRoots, to the extent required, has obtained all necessary approvals or consents required by any agreement to which MassRoots is a party.
(l)	All disclosure information regarding MassRoots, which is to be set forth in disclosure documents by MassRoots, for use in connection with the IPO described herein is true, complete and accurate in all material respects.
(m)	MassRoots represents that the only liabilities that exist for the company are detailed on Schedule 7(m).
(n)	MassRoots is up to date with any and all local, state and federal taxes, including income and payroll taxes.

8. Additional Restrictions on the Sales of Shares for Certain Founding Shareholders

Each of Isaac Dietrich, Stewart Fortier, Hyler Fortier, and Tyler Knight (each a “Founder”, and collectively, the “Founders”), as shareholders of MassRoots, agree that, except as set forth by the Transaction Documents, each Founder may not to publicly or privately offer to sell, contract to sell or otherwise dispose of, loan, gift, donate, hypothecate, pledge or grant any rights with respect to the IPO Shares now owned or hereafter acquired by a Founder for a period beginning as of the date of this Agreement and ending the earlier of (1) the date occurring twelve (12) months after the Closing Date or (2) the date that the full outstanding balance of the Debenture Agreement with the Financing Investors has been satisfied (“Lock-Out Period”). Subsequent to the Lock-Out Period, the Founders may effectuate any disposition of the IPO Shares that occurs in accordance with all applicable federal and state securities laws.

9. Closing.

The Closing of the transactions contemplated herein shall take place on or about March 24, 2014 or such other date (the "Closing") as mutually determined by the parties hereto when all conditions precedent have been met and all required documents have been delivered, which Closing is expected to take place on the date of this Agreement. The "Closing Date" of the transactions described herein shall be that date on which all conditions set forth herein have been met and the IPO Shares are issued in exchange for the MassRoots Common Stock or MassRoots Preferred Stock.

10. Conditions Precedent to Obligations of MassRoots.

All obligations of MassRoots under this Agreement are subject to the fulfillment, prior to or as of the Closing and/or the Closing Date:

(a)	MassRoots is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation;
(b)	This Agreement has been duly authorized, executed and delivered by MassRoots and is a valid and binding obligation of MassRoots enforceable in accordance with its terms;
(c)	MassRoots through its board of directors and shareholders has taken all corporate action necessary for performance under this Agreement;
(d)	The documents executed and delivered by MassRoots and MassRoots Shareholders hereunder are valid and binding in accordance with their terms and vest in MassRoots Shareholders, as the case may be, all right, title and interest in and to the MassRoots Shares to be issued pursuant to the terms hereof, and the IPO Shares when issued will be duly and validly issued, fully-paid and non-assessable;
(e)	MassRoots has the corporate power to execute, deliver and perform under this Agreement;

11. All obligations of MassRoots under this Agreement are subject to the fulfillment, prior to or at the Closing, of each of the following conditions:

(a)	The representations and warranties by MassRoots and MassRoots Shareholders contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof shall be true in all material respects at and as of the Closing as though such representations and warranties were made at and as of such time.
(b)	MassRoots shall have performed and complied with, in all material respects, all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing;
(c)	MassRoots shall deliver on behalf of the MassRoots Shareholders, a letter commonly known as an "Investment Letter," signed by each of said shareholders, acknowledging that the IPO Shares are being acquired for investment purposes.

12. Indemnification.

At all times after the date of this Agreement, Dutchess and MassRoots agree to indemnify and hold harmless each Party, at all times after the date of this Agreement against and in respect of any liability, damage or deficiency, all actions, suits, proceedings, demands, assessments, judgments, costs and expenses including attorney’s fees incident to any of the foregoing, resulting from any material misrepresentations made by an indemnifying party to an indemnifying party, an indemnifying party’s breach of covenant or warranty or an indemnifying party’s non-fulfillment of any agreement hereunder, or from any material misrepresentation in or omission from any certificate furnished or to be furnished hereunder.

13. Nature and Survival of Representations.

All representations, warranties and covenants made by any party in this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby for one year from the Closing. All of the parties hereto are executing and carrying out the provisions of this Agreement in reliance solely on the representations, warranties and covenants and agreements contained in this Agreement and not upon any investigation upon which it might have made or any representation, warranty, agreement, promise or information, written or oral, made by the other party or any other person other than as specifically set forth herein.

14. Finder's Fees.

MassRoots represents and warrants that no party acting on their behalf has incurred any liabilities, either express or implied, to any "broker" of "finder" or similar person in connection with this Agreement or any of the transactions contemplated hereby.

15. Miscellaneous.

(a) Further Assurances

At any time, and from time to time, after the Closing Date, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

(b) Waiver

Any failure on the part of any party hereto to comply with any of its obligations, agreements or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

(c) Amendment

This Agreement may be amended only in writing as agreed to by all parties hereto.

(d) Notices

If to Dutchess:

50 Commonwealth Ave, Suite 2

Boston, MA 02116

If to MassRoots:

MassRoots, Inc.

6525 Gunpark Drive,

Boulder, CO 80301

(e) Headings

The section and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(f) Counterparts

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(g) Governing Law

This Agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Massachusetts.

(h) Binding Effect

This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors and assigns.

(i) Entire Agreement

This Agreement and the attached schedules and exhibits constitute the entire agreement of the parties covering everything agreed upon or understood in the transaction. There are no oral promises, conditions, representations, understandings, interpretations or terms of any kind as conditions or inducements to the execution hereof.

(j) Time

Time is of the essence.

(k) Severability

If any part of this Agreement is deemed to be unenforceable the balance of the Agreement shall remain in full force and effect.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

MassRoots, Inc.

By: /s/ Isaac Dietrich

Name: Isaac Dietrich

Title: CEO

Dutchess Opportunity Fund, II, LP.

By: /s/ Douglas Leighton

Name: Douglas Leighton

Title: Managing Director

MassRoots Shareholders

By: /s/ Isaac Dietrich

Name: Isaac Dietrich

By: /s/ Hyler Fortier

Name: Hyler Fortier

By: /s/ Stewart Fortier

Name: Stewart Fortier

By: /s/ Tyler Knight

Name: Tyler Knight

By: /s/ Douglas Leighton

Name: Bass Point Capital, LLC

By: /s/ Ingmar Snijders

Name: wm18 finance, Ltd.

By: /s/ Keith Ubben

Name: Rother Investments, LLC

By: /s/ Douglas Leighton

Name: Douglas Leighton

Exhibit 1(a)

Debenture Registration Rights Agreement

Exhibit 1(b)

Debenture

Exhibit 1(c)

Subscription Agreement

Exhibit 1(d)

Warrant

Exhibit 1(e)

Consulting Agreement

Schedule 2(a)

MassRoots Shareholders

Shareholders Prior to Reorganization	Common	Preferred	Total with Dividend
Bass Point Capital		6.06	6.06
WM18 Finance, Ltd.		6.02	6.02
Rother Investments		5.99	5.99
Douglas Leighton		3.03	3.03
Isaac Dietrich	58.06		58.06
Hyler Fortier	15.00		15.00
Stewart Fortier	12.00		12.00
Tyler Knight	12.00		12.00
Total	97.06		118.16

Schedule 7(b)

Massroots warrants, options or convertible securities

None.

Schedule 7(e)

Material Litigation

None.

Schedule 7(m)

Liabilities of MassRoots